XTL Biopharmaceuticals Ltd.
(the “Company”)
Proxy form for use at the two (2) Extraordinary General Meetings of the Company
to be held on October 2, 2008 at 3:00 p.m. (Israel time) and 5:30 p.m. (Israel Time).

I/We __________________________of _______________________________________being (a) holder(s) of the number of ordinary shares of NIS 0.02 each in the Company set out below hereby appoint the chairman of the Meeting or________________________________________________________as my/our prox(y)(ies) to vote for me/us and on my/our behalf at the two (2) Extraordinary General Meetings of the Company to be held at the Conference Room of the Company at Building 3, Kiryat Weizmann Science Park, PO Box 370, Rehovot 76100, Israel at 3:00 p.m. (Israel Time) and 5:30 p.m. (Israel Time) on Thursday, October 2, 2008 and at any adjournment thereof (the “Meetings”). This Form of Instruction relates to the Notice of two (2) Extraordinary Meetings dated August 27, 2008 (the “Notice”). My/our prox(y)(ies) (is)/(are) to vote in the following way by inserting “X” in the appropriate boxes:

EXTRAORDINARY GENERAL MEETING No. 1

No.	Type of Resolution	Resolution	For	Against	Abstain
1.	Ordinary Resolution	To approve the appointment of Kenneth J. Zuerblis as an External Director of the Company as detailed in the Notice.
2.	Ordinary Resolution	To approve the appointment of Jennifer L. Good as an External Director of the Company as detailed in the Notice.

EXTRAORDINARY GENERAL MEETING No. 2

No.	Type of Resolution	Resolution	For	Against	Abstain
1.	Ordinary Resolution	To approve the remuneration terms for Kenneth J. Zuerblis and Jennifer L. Good, as detailed in the Notice.
2.	Ordinary Resolution	To approve the remuneration terms for Samuel H. Rudman, as detailed in the Notice.
3.	Ordinary Resolution	To approve the grant of options to Michael S. Weiss, as detailed in the Notice.
4.	Ordinary Resolution	To approve the grant of options to Ben-Zion Weiner, as detailed in the Notice.
5.	Ordinary Resolution	To approve the revised remuneration terms for Ben-Zion Weiner and William J. Kennedy, as detailed in the Notice.

Shareholding	Ordinary Shares (please insert number)

Signature(s)	Date ______________________2008

Notes for completion of proxy form
1.
Please indicate, by placing “X” in the appropriate space, how you wish your votes to be cast in respect of each of the Resolutions. If this form is duly signed and returned, but without any specific direction as to how you wish your votes to be cast, your proxy may vote or abstain, at his or her discretion.

2.
In the case of joint shareholders, the vote of the first named in the register of members of the Company who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s).

3.	This proxy must be executed by the shareholder(s) or his/her/their attorney duly authorised in writing.

4.
Any shareholder holding shares of the Company on the close of business on August 25, 2008, shall be entitled to attend and vote at the Meetings. Such shareholder may appoint one or more proxies to attend and to vote instead of him or her. A proxy need not be a shareholder of the Company.

5.
This proxy card should be completed and returned to the Company at its registered offices, Building 3, Kiryat Weizmann Science Park, PO Box 370, Rehovot 76100, Israel, no later than 3:00 p.m. (Israeli time) on September 28, 2008 along with confirmation of ownership in accordance with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings) - 2000.

6.	Completion and return of a form of proxy will not preclude a shareholder from attending and voting at the Meetings in person if he or she subsequently decides to do so.